Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do

Vanessa Robertson

May 12, 2021

Re:	Lyell Immunopharma, Inc.
Draft Registration Statement on Form S-1
Submitted April 12, 2021
CIK No. 0001806952

Ladies:

On behalf of Lyell Immunopharma, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter dated May 7, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 as confidentially submitted to the Commission on April 12, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company has revised the disclosures in the DRS and is confidentially submitting a revised Confidential Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects changes in response to the Staff’s comments, as well as other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the DRS) via email.

Registration Statement on Form S-1

Draft Registration Statement on Form S-1 submitted April 12, 2021

Summary

Our Pipeline, page 2

1.

We note that your pipeline table does not include clinical phases 1, 2 and 3, which the company’s product candidates will be required to complete prior to commercialization. Please either revise your table to include all phases of development both preclinical and clinical, including appropriate arrows for each indication to demonstrate progress, or remove the graphic from pages 2, 73, 93 and 122.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 12, 2021

Page Two

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 72, 98 and 128 of the Amended Draft Registration Statement to revise the table to include all phases of development both preclinical and clinical, including appropriate arrows for each indication to demonstrate where the Company’s programs are in terms of developmental progress.

Dilution, page 69

2.

It appears that the pro forma net tangible book value was divided by 217,606,722 shares rather than 23,132,291 shares to arrive at pro forma net tangible book value per share. Please revise or advise as to the appropriateness of your disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68 and 69 of the Amended Draft Registration Statement to address the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Valuations, page 89

3.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that, once it has an estimated offering price range, it will provide in a separate letter a detailed response on how it determined the fair value of the common stock underlying its equity issuances since January 1, 2020 and the reasons for any differences between the recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

Business

Our Preclinical Data, page 129

4.

We note certain disclosure in the Business section regarding your preclinical data that may be read to imply efficacy, such as your statement on page 130 that your Epi-R T cell populations have “demonstrated superior expansion”. Please revise this section to clarify, as you have done on pages 6 and 31, that such observations may not be repeated in clinical trials and to remove any implication that your product candidates are or will be found to be safe or effective, as these determinations are solely within the authority of the FDA and comparable foreign regulators.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 12, 2021

Page Three

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Amended Draft Registration Statement to address the Staff’s comment.

Collaboration, License and Success Payment Agreements

Fred Hutch, page 138

5.	Please revise your disclosure regarding the company’s agreements with Fred Hutch to address the following:

•	describe in greater detail the nature and scope of intellectual property that the company was granted access to under the license agreement;

•	disclose the duration and termination provisions of the license agreement;

•	disclose the duration and termination provisions of the collaboration agreement; and

•	file the license and collaboration agreements as exhibits or explain why such filing is not required.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company advises the Staff that it does not believe that neither the license agreement nor collaboration agreement with Fred Hutch (the “Hutch Agreements”) qualifies as a material agreement under Item 601(b)(10) of Regulation S-K and thus does not necessitate additional detail regarding the scope of intellectual property, nor the duration and termination of the agreements. Each of the Hutch Agreements were entered into more than two years ago and were entered into by the Company in the ordinary course with a leading research organization in the ordinary course of its product development efforts. Furthermore, the Company’s business is not substantially dependent on the Hutch Agreements under Item 601(b)(10)(ii)(B) of Regulation S-K. Finally, none of the Company’s product candidates described in the Amended Draft Registration Statement utilize technology licensed pursuant to the Hutch Agreements.

6.

We note that in the letter agreement with Fred Hutch, the company is required to make success payments up to $200 million based on the fair market value of the series A convertible preferred stock or any security into which it has been converted. Please explain in this section whether the preferred stock converts automatically into common stock upon the closing of the underwritten public offering and if it would be on a one-for-one basis. Also revise accordingly the similar provision and disclosure under the letter agreement with Stanford.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 75 and 76 of the Amended Draft Registration Statement to clarify that the preferred stock issued to Fred Hutch and Stanford will automatically convert into the Company’s common stock upon the closing of the IPO on a one-for-one basis.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 12, 2021

Page Four

GSK Collaboration and License Agreement, page 141

7.

For applications of your Epi-R technology to the NY-ESO-1 TCR, and in regards to the company and GSK sharing responsibilities of development activities, please disclose if each is responsible for the costs associated with their responsibilities.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 77 and 147 of the Amended Draft Registration Statement.

National Cancer Institute (NCI) License Agreement, page 142

8.	Please file the license agreement with NCI as an exhibit or advise us why such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe the license agreement with NCI (the “NCI License”) qualifies as a material agreement under Item 601(b)(10) of Regulation S-K. The NCI License represents a customary license agreement relating to patents and know-how rights with a leading public health organization and was entered into by the Company in the ordinary course of its product development efforts. None of the patents under the NCI Agreement relate to any of the Company’s product candidates described in the Amended Draft Registration Statement and the ongoing and potential payment obligations of the Company under the NCI Agreement (i.e., annual maintenance fees, potential milestone payments and low single-digit royalties on net sales) are not material to the Company. Furthermore, the Company’s business is not substantially dependent on the NCI Agreement under Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 143

9.

Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed or out-licensed to third parties. In this regard it may be useful to provide tabular disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company advises the Staff that there are no granted patents for any of the Company’s product candidates at this time, and, accordingly, there are no designated expiration dates associated with the patent applications.

Legal Proceedings, page 165

10.

We note your statement on page 165 that the pending arbitration proceedings between Lyell and PACT Pharma are not material to your operations; however, we also note the disclosure provided on page F-21 which quantifies the impact of the PACT Agreement. Please provide an analysis supporting your conclusion that the pending matter is not material. Alternatively, revise your disclosure to describe the factual basis alleged to underlie the proceedings along with the relief sought, and provide any updates to the status of the arbitration. See Item 103 of Regulation S-K for guidance.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 12, 2021

Page Five

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe the pending matter with PACT is material for the following reasons. First, in connection with the PACT Agreement, the Company has already made an upfront collaboration payment of $50.0 million to PACT and an investment of $50.0 million in exchange for shares of preferred stock of PACT and these amounts are reflected in the Company’s financial statements for the year ended December 31, 2020 and as of December 31, 2020 and March 31, 2021 for the balance sheet investment. While the Company believes it has meritorious claims against PACT in relation to these payments under the PACT Agreement, any ability to recoup some or all of these amounts would not be material to the success of the Company’s business. Second, the Company does not believe that any of the counterclaims by PACT relating to the Company’s obligations under the PACT Agreement have merit or that any potential determinations in arbitration regarding future Company obligations under the PACT Agreement, whether in terms of performance or financial requirements, would have a material impact on the Company’s financial position or business for the foreseeable future. Third, the Company’s program related to the PACT Agreement is not currently a material focus of the business. Even if the arbitration process results in a continuation of the collaboration with PACT under the PACT Agreement, the Company does not believe the PACT Agreement would be material or that this collaboration would be a significant part of the Company’s development focus for the foreseeable future. In light of the amounts already spent by the Company under the PACT Agreement and the prioritization of other aspects of the Company’s product development efforts, the Company respectfully advises the Staff that it does not believe additional disclosure of this pending matter is warranted or necessary at this time.

Certain Relationships and Related Person Transactions, page 192

11.

For each of the transactions, please disclose the name of the related person and the basis on which the person is a related person, the related person’s interest in the transaction, and the approximate dollar value of the amount involved in the transaction. See Item 404 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 198 and 200 of the Amended Draft Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

12.

Please have your auditors amend their audit report to indicate that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

Response:

The Company respectfully acknowledges the Staff’s comment and our auditors have revised the audit report on page F-2 of the Amended Draft Registration Statement to indicate that the audit was conducted in accordance with the standards of the PCAOB.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 12, 2021

Page Six

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company will supplementally provide the Staff with a copy of the written communications that it has presented to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any other such written communications are subsequently presented to potential investors prior to the completion of the offering, the Company will supplementally provide such written communications to the Staff.

Please contact me at (415) 693-2177 or Charlie Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp
Cooley LLP

cc:	Elizabeth Homans, Lyell Immunopharma, Inc.

Charles Newton, Lyell Immunopharma, Inc.

Heather Turner, Lyell Immunopharma, Inc.

Charlie Kim, Cooley LLP

Chad Mills, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Shayne Kennedy, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com